Mail Stop 6010
Via Facsimile and U.S. Mail

March 6, 2007

Mr. Tom Kubota
Chief Executive Officer
Pacific Health Care Organization, Inc.
5150 Pacific Coast Highway, Suite 510
Long Beach, CA 90804

> **Re:** **Pacific Health Care Organization, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed on May 17, 2006**
> **File No. 000-50009**

Dear Mr. Kubota:

We have reviewed your February 16, 2007 response to our January 18, 2007 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the fiscal year ended December 31, 2005

Managements' Discussion and Analysis, page 4

1.   Please refer to prior comment one. We have read your proposed disclosure and continue to believe that it could be improved. Please provide the following information in disclosure–type format:

- Describe the nature and amount of the reclassifications made to your restated statements of operations for the years ended December 31, 2005 and 2004.
- Quantify the amount of changes in estimates of prior period employee enrollment expenses and the amount of expenses for data management performed by third parties for all periods presented.

- Your statement that "while the Company believes that revenues will continue to increase, it also believes that expenses will continue to increase" is vague. Describe and quantify your expectation for the continuing impact of enrollment and client turnover trends on future revenues and expenses.

Notes to Financial Statements

Note 5. Income Taxes, page 26

2. Your responses and revised disclosure to prior comments two and three do not appear to correct Note 5. In particular, the tax provisions for 2005 and 2004 do not agree with the corresponding amounts in your revised Statements of Operations shown on page 2 of your letter and do not explain the changes to deferred tax assets and any valuation allowances. Therefore, we reissue these comments.

3. Please refer to your response to prior comment four. Please explain your basis for determining your materiality thresholds, specifically addressing the impact of these errors on income (loss) before taxes for each year including 2005. Correct the erroneous amounts for total assets presented in your response and explain why the sum of the state tax expense for each year in the period 2002-2004 does not agree to the corresponding amount recorded in 2005.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant